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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                         Firearms Training Systems, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                              Class A Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                    318120102
________________________________________________________________________________
                                 (CUSIP Number)

                               Lee R. Mitau, Esq.
                  Executive Vice President and General Counsel
                          U.S. Bank National Association
                                 U.S. Bank Place
           601 Second Avenue South, Minneapolis, Minnesota, 55402-4302

                                 (612) 973-0363
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2000
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934


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("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  318120102                  13D                  PAGE ___ OF ___ PAGES

----------------------------------------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  U.S. Bank National Association                       41-0417860

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)

                  (b) | |

               3. SEC Use Only

----------------------------------------------------------------------------------------------------------------
               4. Source of Funds (See Instructions).
                  00-Subject shares have been acquired in partial satisfaction of restructured loans.

----------------------------------------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).      N/A

----------------------------------------------------------------------------------------------------------------
               6. Citizenship or Place of Organization.    National Banking Association


Number of           7. Sole Voting Power.                           4,260,375
Shares
Beneficially     -----------------------------------------------------------------------------------------------
Owned by            8. Shared Voting Power.                         0
Each             -----------------------------------------------------------------------------------------------
Reporting           9. Sole Dispositive Power.                      4,260,375
Person With      -----------------------------------------------------------------------------------------------
                   10. Shared Dispositive Power.                    0

----------------------------------------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by Each Reporting Person.           4,260,375

----------------------------------------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).  N/A

----------------------------------------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11).   6.20%

----------------------------------------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions).       BK


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ITEM
1.        Security and Issuer

Class A Common Stock. Firearms Training Systems, Inc., 7340 McGinnis Ferry Road, Suwanee, Georgia 30174

ITEM
2.        Identity and Background


                 (a)  Name of Person Filing:

                      U.S. Bank National Association (U.S. Bank)

                 (b)  Address of Principal Business Office:

                      U.S. Bank Place
                      601 Second Avenue South
                      Minneapolis, Minnesota  55402-4302

                 (c)  Principal Business:

                      National banking association

                 The name, business address, present principal occupation or employment and citizenship of each director and executive officer of U.S. Bank are set forth in Annex A hereto and are incorporated herein by reference.

                 (d)  Criminal Proceedings:

                      During the last five years, neither U.S. Bank nor any executive officer or director of U.S. Bank has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e)  Civil Proceedings:

                      During the last five years, neither U.S. Bank nor any executive officer or director of U.S. Bank has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws

             (f) Place of Organization:

                      National banking association


ITEM
3.        Source and Amount of Funds or Other Consideration



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The subject shares have been acquired in partial satisfaction of restructured loans made by the person filing this statement.

ITEM
4.        Purpose of Transaction

The purpose of the acquisition of securities of the issuer is described in Item 3 above.


RESTRUCTURE TRANSACTION

         On August 25, 2000, Firearms Training Systems, Inc. (FATS), its lenders and a substantial shareholder completed a restructuring transaction with retroactive effect to April 1, 2000 which significantly reduced FATS' outstanding indebtedness. The lenders have been issued Preferred Stock and Class A Common Stock in partial satisfaction of existing revolving loans, and accrued interest under those revolving loans, as of March 31, 2000 and in partial satisfaction of certain term loans and accrued interest under those loans of March 31, 2000, made to FATS.

         In connection with the restructuring, FATS and holders of its outstanding debt and preferred stock exchanged all such debt and preferred stock, aggregating approximately $82 million, for the following:

         - A new senior secured revolving credit line in the amount of approximately $881,000 to support existing letters of credit and future working capital requirements.

         - $12 million of senior secured debt with cash interest payable at prime plus 1% and no principal payments due until maturity in 2003, with a one year extension at FATS' option.

         - $23 million of junior secured debt with 10% interest payable in additional notes or cash, depending on FATS' profitability, and no principal payments until maturity in 2003, with a one year extension at FATS' option.

         - Approximately $21 million of new preferred stock with a 10% cumulative dividend rate payable in additional shares of preferred stock. No dividends or other distributions junior ranking to this preferred stock shall be paid, declared or set apart until all accrued dividends of this preferred stock has been declared and paid. This new preferred stock must be redeemed by FATS when junior secured debt is repaid.

         - Approximately 49 million additional shares of Class A Voting Common Stock (the "Class A Common Stock"). Valued at $0.50 per share based upon the twenty trading days ending April 27, 2000. As a result of this share issuance, FATS' senior lenders have the power to vote a majority of FATS' voting common stock.

         - Warrants to purchase 2,000,000 shares of Class A Common Stock with an exercise price of $0.25 issued to a substantial shareholder.

         - Amended warrants already held by a substantial shareholder to purchase 3,246,164 shares of Class A Common Stock at $1.00 per share by providing for payment of the exercise price in cash rather than the Series A Preferred Stock and making a slight adjustment in the original exercise price of $1.03 per share.

         Certain of the securities described above were issued to a substantial shareholder.


CHANGE OF CONTROL

         In connection with the restructure, 40,235,548 shares of Class A Common Stock constituting 58.53% of the


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Class A Common Stock were issued to the lenders under FATS' senior credit agreement as partial consideration of the exchange by the lenders of FATS' senior indebtedness at March 31,2000. Information regarding the shares of Class A Common Stock owned by certain of the lenders is set forth below:

(1) CLASS A VOTING         (2) NAME OF BENEFICIAL        (3) NUMBER OF SHARES           (4) PERCENT
COMMON STOCK               OWNER                         BENEFICIALLY OWNED             OF CLASS

Class A Voting             Bank of America               12,307,203 shares              17.90%
Common Stock

Class A Voting             BHF Capital Corp.             7,100,391 shares               10.33%
Common Stock

Class A Voting             U.S. Bank National            4,260,375 shares               6.20%
Common Stock               Association

Class A Voting             First Source Financial        9,467,188 shares               13.77%
Common Stock               LLP

         All of the foregoing shares are held pursuant to a Voting and Stock Restriction Agreement dated as of April 1, 2000 and entered into on August 25, 2000 whereby the lenders agreed to vote such shares as determined by lenders holding a majority of the commitments to provide revolving credit advances (the "Required Lenders") and granted an irrevocable proxy to Bank of America, N.A., to vote as so directed. In addition, a substantial shareholder agreed that on or before September 30, 2000, three of the four directors of FATS who are affiliated with the substantial shareholder would resign unless the Required Lenders asked them not to resign. The Required Lenders agreed for so long as the Voting and Stock Restriction Agreement was in effect to vote their shares for election of one qualified person affiliated with the substantial shareholder nominated by the substantial shareholder to the Board of Directors such that one such person was serving on the Board at all times. Pursuant to a letter agreement, the substantial shareholder also agreed to cooperate in appointing candidates proposed by the lenders to the Board of Directors, who will collectively constitute a majority of the Board of Directors to serve until the next election of directors. In addition, all parties agreed to cooperate to identify and urge the selection of a mutually acceptable, qualified candidate to serve as an active Chairman of the Board of Directors and to give due consideration in that regard to selection of a representative of the management consultant required to be retained by FATS pursuant to FATS' senior credit agreement.

ITEM
5.        Interest in Securities of the Issuer

          (a) See Items 11 and 13 of the cover page. U.S. Bank is a wholly owned subsidiary of U.S. Bancorp, a Delaware corporation. U.S. Bancorp may also be deemed to beneficially own shares of Common Stock held in client accounts with respect to which U.S. Bancorp Piper Jaffray Inc., an indirect wholly owned subsidiary of U.S. Bancorp ("Piper"), or employees of Piper have voting or investment discretion, or both ("Managed Accounts"). U.S. Bancorp and Piper disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. U.S. Bancorp and Piper may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading and market-making activities by Piper.

          (b) See Items 7 through 10 of the cover page. Other than those shares held by Piper in ordinary course trading and market-making activities, U.S. Bank has sole voting and dispositive power as to the shares of Convertible Preferred Stock and the shares of Common Stock that are described above in paragraph (a).

          (c) Reference is made to the information disclosed under Item 4 of this Schedule 13D, and such information is incorporated herein by reference in response to this Item. Except for the transactions to which this amended Schedule 13D relates and those shares bought or sold by Piper in ordinary course trading and market-making activities, neither U.S. Bancorp nor, to the best knowledge of U.S. Bank,


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               any of U.S. Bank's executive officers or directors has
               effected any transaction in the shares of the Issuer's Common Stock during the past sixty (60) days.

          (d)  N/A

          (e)  N/A

ITEM
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the information disclosed under Item 4 of this Schedule 13D, and such information is incorporated herein by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

ITEM 7.   Material to Be Filed as Exhibits

Exhibit 7(1).  August 25, 2000 Letter Agreement.
Exhibit 7(2).  Voting and Stock Restriction Agreement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


--------------------------------------------------------------------------------
Date:   September 5, 2000

     /s/ James L. Chosy
--------------------------------------------------------------------------------
Signature


    James L. Chosy, Vice President, Associate General Counsel and Secretary
--------------------------------------------------------------------------------
Name/Title


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                                     ANNEX A

                             IDENTITY AND BACKGROUND


The following table sets forth the names, addresses and principal occupations of the executive officers and directors of U.S. Bancorp. Except as set forth below, the principal business address of each such director and executive officer is the address of U.S. Bank National Association, U.S. Bank Place, 601 Second Avenue South, Minneapolis, Minnesota, 55402-4302. Each of such directors and executive officers is a citizen of the United States.



Name and Principal Business Address        Occupation
-----------------------------------        ---------------

John F. Grundhofer                         Director; Chairman of the Board, President
                                           and Chief Executive Officer of U.S. Bancorp

Patricia T. Bauer                          Executive Vice President and
                                           Chief Privacy Officer of U.S. Bancorp

Andrew Cecere                              Director; Chief Financial Officer and
                                           Vice Chairman of U.S. Bank

Andrew S. Duff                             Vice Chairman of U.S. Bank, Wealth
                                           Management and Capital Markets

R. Todd Firebaugh                          Executive Vice President
                                           Corporate Management Office of U.S. Bancorp

Daniel J. Frate                            Director; Vice Chairman of U.S. Bank
                                           President of Payment Systems

J. Robert Hoffmann                         Director; Executive Vice President
                                           Chief Credit Officer

Peter G. Michielutti                       Executive Vice President
                                           Information Systems of U.S. Bancorp

Lee R. Mitau                               Director; Executive Vice President -
                                           Corporate Development and
                                           General Counsel of U.S. Bancorp

Daniel M. Quinn                            Vice Chairman of U.S. Bank
                                           Commercial Banking

Daniel C. Rohr                             Director; Vice Chairman of U.S. Bank
                                           Corporate Banking

Robert H. Sayre                            Executive Vice President, Human
                                           Resources of U.S. Bancorp

Kent V. Stone                              Executive Vice President Branch Channel
                                           of U.S. Bancorp

Daniel W. Yohannes                         Vice Chairman of U.S. Bank, Consumer Banking


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